SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 23, 2012

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips Electronics

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

E.P. Coutinho

Koninklijke Philips Electronics N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended March 31, 2012 and the following press release:

- “First Quarter Results 2012”, dated April 23, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 23rd day of April 2012.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ E.P. Coutinho

(General Secretary)

Q1 2012 Quarterly report

Philips reports first-quarter sales of EUR 5.6 billion;

EBITA of EUR 552 million

•	Comparable sales up 4%, led by 9% growth at Healthcare

•	Sales in growth geographies up 9% on a comparable basis

•	Reported EBITA of 9.8% of sales

•	Net income of EUR 249 million

•	Free cash flow of EUR 642 million

•	TV joint venture with TPV completed, Senseo transaction with Sara Lee finalized

•	Philips sells real estate of High Tech Campus Eindhoven

•	Cost savings on track

Q1 financials: Good growth at Healthcare and growth businesses in Consumer Lifestyle. At Lighting, LED product sales continued to increase. Improved EBITA at Healthcare and Consumer Lifestyle while EBITA at Lighting declined.

Healthcare comparable sales were 9% higher year-on-year, with very strong growth of 27% in growth geographies. Comparable equipment order intake grew 7% year-on-year, with the strongest contribution from Patient Care & Clinical Informatics (PCCI). EBITA margin for the quarter was 10.2%.

Consumer Lifestyle sales decreased 1% on a comparable basis as strong growth at Personal Care, Health & Wellness, and Domestic Appliances combined was offset by a decline at Lifestyle Entertainment. Reported EBITA margin for the quarter was 20.1%, as a one-time gain from extending the partnership with Sara Lee impacted results positively.

Lighting comparable sales increased 2% year-on-year; mid-single-digit sales growth in all businesses was partly offset by a decrease at Lumileds. LED-based sales grew 22% compared to Q1 2011, and now represent 16% of total Lighting sales. Lighting achieved high-single-digit sales growth in its growth geographies. Results were impacted by operational issues at Consumer Luminaires and Lumileds, as well as a one-time loss on the sale of assets. Reported EBITA was 3.0%.

We have completed 43% of our EUR 2 billion share buy-back program since the start of the program in July 2011.

Moving forward on Accelerate!, Philips’ change and performance improvement program

In the first quarter of 2012 our multi-year Accelerate! program continued to gain traction, with much potential still to be realized. The implementation of the granular performance management approach is resulting in improved performance and market share gains in many Business Market Combinations. We have completed the strengthening of the leadership teams in all our important markets. Programs to improve the cost, speed and effectiveness of the end-to-end customer value chain are making good progress. The actions to deliver on our announced overhead cost-reduction program are on track; incremental savings in the first quarter of 2012 amounted to EUR 37 million. Cumulative savings to the end of 2012 are expected to be EUR 400 million. Additionally, in order to drive the company towards a performance culture, close to 200 of our leaders have participated in an immersive behavior change program, with encouraging feedback.

CEO quote:

I am encouraged by our results in the first quarter of 2012, which is a further step in the right direction for Philips on our path to value to achieve the mid-term 2013 financial targets. Accelerate! is beginning to impact the company’s performance, and cost-saving initiatives are on track. Healthcare sales and order intake showed robust growth, and the growth businesses of Consumer Lifestyle continued to perform well. After a declining trend over the past seven quarters, I am quite pleased with the sequential performance improvement at Lighting, as organizational changes and operational improvements began to show positive results.

Very importantly, during the quarter, we completed the formation of the TV joint venture as planned, which was a top priority.

I am also pleased with two great additions to our Executive Committee: Eric Rondolat, who will run our Lighting business, and Deborah DiSanzo, who will lead Healthcare. Eric brings a wealth of experience from the energy management industry and is well-positioned to lead our transformation to LED lighting solutions. And Deborah is a Healthcare veteran who, with her highly successful track record in Philips, provides continuity to our largest sector.

We remain cautious about the remainder of 2012 given the uncertainties in Europe, particularly in the healthcare and construction markets, and the slowing growth rate in the global economy. As we have stated earlier, we expect our results in 2012 to be impacted by restructuring charges and one-time investments aimed at improving our business performance trajectory, as part of the multi-year Accelerate! program. Notwithstanding these one-time charges, we expect the underlying operating margins and capital efficiency in the sectors to improve in the latter part of 2012.

Frans van Houten, CEO of Royal Philips Electronics

Please refer to page 17 of this press release for more information about forward-looking statements, third-party market share data, use of non-GAAP information and use of fair-value measurements.

Philips Group

Net income

in millions of euros unless otherwise stated

	Q1	Q1
	2011	2012
Sales	5,257	5,608
EBITA	438	552
as a % of sales	8.3	9.8
EBIT	319	438
as a % of sales	6.1	7.8
Financial income (expenses)	(2)	(54)
Income taxes	(93)	(96)
Results investments in associates	6	(6)
Net income from continuing operations	230	282
Discontinued operations	(92)	(33)
Net income	138	249

Net income - shareholders per common share (in euros) - basic	0.14	0.27

Sales by sector

in millions of euros unless otherwise stated

	Q1	Q1		% change
	2011	2012	nominal	comparable
Healthcare	1,971	2,209	12	9
Consumer Lifestyle	1,249	1,286	3	(1)
Lighting	1,903	2,015	6	2
Innovation, Group & Services1)	134	98	(27)	(5)

Philips Group	5,257	5,608	7	4

1)	As of Q1 2012 “Group Management & Services” has been renamed “Innovation, Group & Services”

Sales per geographic cluster

in millions of euros unless otherwise stated

	Q11)	Q1		% change
	2011	2012	nominal	comparable
Western Europe	1,522	1,494	(2)	(4)
North America	1,657	1,759	6	3
Other mature geographies	413	490	19	12

Total mature geographies	3,592	3,743	4	1
Growth geographies	1,665	1,865	12	9

Philips Group	5,257	5,608	7	4

1)	Revised to reflect an adjusted geographic cluster allocation

Net income

•

Net income amounted to an after-tax profit of EUR 249 million, an increase of EUR 111 million compared to Q1 2011. This includes the Senseo transaction, the gain on the sale of real estate of the High Tech Campus in Eindhoven, and a lower loss from discontinued operations. The latter comprises an after-tax loss of EUR 33 million related to the Television business (Q1 2011 included a EUR 92 million loss).

•	Financial expenses were EUR 52 million higher year-on- year, mainly due to last year’s gain on the sale of financial assets.

•

EBITA increased by EUR 114 million to 9.8% of sales, driven by Consumer Lifestyle, Healthcare and Innovation, Group & Services, partly offset by lower operating results at Lighting. Excluding the net positive impact related to the Senseo transaction, the gain on the sale of the High Tech Campus, a one-time loss on the sale of assets at Lighting, and restructuring and acquisition-related charges of EUR 127 million, EBITA amounted to EUR 425 million, or 7.6% of sales.

Sales per sector

•	Group sales amounted to EUR 5,608 million, an increase of 4% on a comparable basis. Group nominal sales increased by 7%, including a 3% positive impact of currency and portfolio changes.

•

Healthcare sales improved by 9% compared to Q1 2011. Double-digit growth was seen at Patient Care & Clinical Informatics and Imaging Systems, mid-single-digit growth at Customer Services and Home Healthcare Solutions.

•

Consumer Lifestyle sales declined by 1% compared to Q1 2011. Double-digit growth at Health & Wellness and mid-single-digit growth at Domestic Appliances and Personal Care were offset by a sales decline at Lifestyle Entertainment.

•	Lighting sales grew by 2% compared to Q1 2011. Growth was driven by mid-single-digit growth at all businesses, partly offset by a sales decrease at Lumileds.

Sales per geographic cluster

•	Sales in the mature geographies grew by 1% on a comparable basis relative to Q1 2011. Growth at Healthcare was offset by declines at Consumer Lifestyle and Lighting.

•	Growth geographies delivered 9% comparable sales growth, driven by higher sales in all sectors.

Q1 2012 Quarterly report        3

EBITA

in millions of euros

	Q1	Q1
	2011	2012
Healthcare	199	225
Consumer Lifestyle	79	259
Lighting	193	61
Innovation, Group & Services	(33)	7

Philips Group	438	552

EBITA

as a % of sales

	Q1	Q1
	2011	2012
Healthcare	10.1	10.2
Consumer Lifestyle	6.3	20.1
Lighting	10.1	3.0
Innovation, Group & Services	(24.6)	7.1

Philips Group	8.3	9.8

Restructuring and acquisition-related charges

in millions of euros

	Q1	Q1
	2011	2012
Healthcare	2	(9)
Consumer Lifestyle	(13)	(13)
Lighting	(5)	(24)
Innovation, Group & Services	1	1

Philips Group	(15)	(45)

EBIT

in millions of euros unless otherwise stated

	Q1	Q1
	2011	2012
Healthcare	138	175
Consumer Lifestyle	64	241
Lighting	152	17
Innovation, Group & Services	(35)	5

Philips Group	319	438
as a % of sales	6.1	7.8

Earnings

•

EBITA amounted to EUR 552 million, an increase of EUR 114 million compared to Q1 2011. Restructuring and acquisition-related charges of EUR 45 million were recorded, EUR 30 million higher than in Q1 2011. In addition, earnings included a EUR 160 million gain related to the Senseo transaction, a EUR 37 million gain from the High Tech Campus real estate sale, and a EUR 25 million one-time loss on the sale of assets at Lighting.

•

Healthcare EBITA was EUR 225 million, compared to EUR 199 million in Q1 2011. Higher earnings were mainly a result of higher sales volume. Restructuring and acquisition-related charges were EUR 11 million higher than in Q1 2011.

•

Consumer Lifestyle EBITA amounted to EUR 259 million, an increase of EUR 180 million compared to Q1 2011, mainly due to the Senseo deal, improved operating results at Health & Wellness, and lower stranded costs. Restructuring and acquisition-related charges were at the same level as in Q1 2011.

•

Lighting EBITA amounted to EUR 61 million, compared to EUR 193 million in Q1 2011. Lower earnings were mainly due to an increase in raw material prices during 2011, operational performance issues at Lumileds and Consumer Luminaires, as well as a one-time loss on the sale of assets. Restructuring and acquisition-related charges were EUR 19 million higher than in Q1 2011.

•

Innovation, Group & Services EBITA improved by EUR 40 million to a profit of EUR 7 million. Earnings were mainly impacted by a EUR 37 million profit on the sale of the High Tech Campus real estate in the Netherlands.

4        Q1 2012 Quarterly report

Financial income and expenses

in millions of euros

	Q1	Q1
	2011	2012
Net interest expenses	(62)	(53)
Sale of TCL Corporation Securities	44	—
NXP value adjustment	19	19
Other	(3)	(20)

	(2)	(54)

Cash balance

in millions of euros

	Q1	Q1
	2011	2012
Beginning cash balance	5,833	3,147
Free cash flow	(717)	642
Net cash flow from operating activities	(493)	336
Net capital expenditures	(224)	306
Acquisitions of businesses	(54)	(230)
Other cash flow from investing activities	99	(176)
Treasury shares transactions	17	(154)
Changes in debt/other	(179)	1,116
Net cash flow discontinued operations	(227)	(120)

Ending balance	4,772	4,225

Cash flows from operating activities

in millions of euros

Financial income and expenses

•

Financial income and expenses amounted to a net expense of EUR 54 million. This represents an increase of EUR 52 million year-on-year, due to lower financial income as Q1 2011 included gains on the sale of TCL shares. Other financial expense includes a EUR 15 million premium related to early redemption of debt to be executed in Q2 2012.

Cash balance

•

The Group cash balance increased during the quarter and amounted to EUR 4,225 million, due to a positive free cash flow of EUR 642 million and an increase in debt of EUR 1,116 million mainly from the issue of new bonds, offset by the acquisition of Indal, the use of EUR 154 million in treasury shares transactions for our buy-back program, as well as EUR 176 million of cash used for other investing activities. In Q1 2011, the cash balance ended at EUR 4,772 million, largely as a result of a negative free cash flow of EUR 717 million, cash outflows of EUR 227 million related to discontinued operations, and a decrease in debt of EUR 179 million, which were partly offset by a cash inflow of EUR 116 million from investing activities and treasury shares transactions.

•

In Q1 2012, the positive free cash flow of EUR 642 million included proceeds of EUR 170 million from the sale of the Senseo trademark and EUR 373 million from the sale of real estate of the High Tech Campus in Eindhoven.

Cash flows from operating activities

•

Operating activities resulted in a cash inflow of EUR 336 million, compared to an outflow of EUR 493 million in Q1 2011. The Q1 2012 figure included a net increase in working capital of EUR 50 million, compared to an increase in working capital of EUR 850 million in Q1 2011.

Q1 2012 Quarterly report        5

Gross capital expenditures1)

in millions of euros

1)	Capital expenditures on property, plant and equipment only

Inventories

as a % of moving annual total sales

Net debt and group equity

in billions of euros

Gross capital expenditure

•

Gross capital expenditures on property, plant and equipment in the quarter were in line with Q1 2011. Lower expenditures at Lighting and Consumer Lifestyle were offset by an increase at Healthcare and Innovation, Group & Services.

Inventories

•

Inventories as a percentage of sales amounted to 16.7%, 1.0 percentage point higher than in Q1 2011, mainly related to production inventory at Healthcare to prepare for the shipment of the new range of imaging products.

•	Inventory value at the end of Q1 2012 was EUR 3.8 billion, a sequential increase of EUR 195 million, attributable to Healthcare and Consumer Lifestyle.

Net debt and group equity

•

At the end of Q1 2012, Philips had net debt of EUR 0.8 billion, compared to a net cash position of EUR 0.4 billion at the end of Q1 2011. The net debt position during the quarter was largely unchanged and included a new debt issuance of EUR 1.2 billion.

•	Group equity was largely unchanged from the prior quarter, ending at EUR 12.3 billion.

6        Q1 2012 Quarterly report

Number of employees

in FTEs

1)	Number of employees excludes discontinued operations. Discontinued operations, comprising the Television business, employed at end of Q1 2011 3,560 and at end of Q4 2011 3,353
2)	Adjusted to reflect a change of employees reported in the Healthcare sector

Employees

•

The number of employees increased by 120 in the quarter, with 993 attributable to acquisitions, partially offset by a reduction of 229 employees from divestments and other reductions related to restructuring, mainly at Lighting.

•

Compared to Q1 2011, the number of employees increased by 3,824. This increase includes 4,430 employees from acquisitions and a reduction of 250 employees from divestments. An increase in headcount, mainly in the Healthcare sector, related to staffing of new manufacturing facilities in low-cost countries and bolstering of our sales and service teams. This was offset by a reduction of around 1,190 employees as part of the company’s overhead reduction program.

Q1 2012 Quarterly report        7

Healthcare

Key data

in millions of euros unless otherwise stated

	Q1		Q1
	2011		2012
Sales	1,971		2,209
Sales growth
% nominal	8		12
% comparable	5		9
EBITA	199		225
as a % of sales	10.1		10.2
EBIT	138		175
as a % of sales	7.0		7.9
Net operating capital (NOC)	8,534		8,039
Number of employees (FTEs)	36,692	1)	37,951

1)	Adjusted to reflect a change of reported employees

Sales

in millions of euros

EBITA

Business highlights

•

As a leader in home healthcare solutions, Philips has strengthened its respiratory care portfolio with the introduction of SimplyGo, an innovative portable oxygen concentrator that helps homecare providers manage the therapy and lifestyle needs of nearly all oxygen users.

•

In partnership with Smit Mobile Equipment, Philips has introduced a mobile MicroDose unit in the Middle East. The MicroDose system, a unique low-dose digital mammography solution, has been installed in a mobile breast cancer screening vehicle specifically adapted to the local requirements.

•

Demonstrating its imaging systems leadership position and innovation progress in China, Philips achieved a major milestone having received more than 100 purchase orders for its Brilliance 256-slice iCT scanner since the introduction of this state-of-the-art system in this region.

•

At its annual meeting, the American College of Cardiology (ACC), a 39,000-member non-profit medical society, dedicated to enhancing the lives of cardiovascular patients, has partnered with Philips to showcase the newest minimally invasive techniques to treat cardiovascular disease, including multi-modality imaging, dose reduction solutions and advanced robotic-assisted systems.

•

As part of its commitment to offer customized services to support the operational performance goals of healthcare organizations, Philips has signed a five-year maintenance services contract with Tanzania’s Ministry of Health, which encompasses 120 hospitals in the country.

Financial performance

•

Currency-comparable equipment order intake grew 7% year-on-year. Double-digit growth was seen at Patient Care & Clinical Informatics, while order intake at Imaging Systems was at the same level as in Q1 2011. Equipment orders in North America grew by 5%, while orders in Europe declined by 1%. Equipment orders in growth geographies were strong, with an increase of 22%.

8        Q1 2012 Quarterly report

•

Comparable sales were 9% higher year-on-year, driven by double-digit growth at Patient Care & Clinical Informatics and Imaging Systems. Mid-single-digit growth was seen at Customer Services and Home Healthcare Solutions. On a comparable basis, sales in growth geographies increased by 27%, while sales in mature geographies grew by 5%, with North America growing at 4% and Europe growing at 5%. The growth in Europe was partly driven by sales that did not materialize in Q4 2011.

•

EBITA was EUR 225 million, or 10.2% of sales, compared to EUR 199 million, or 10.1% of sales, in Q1 2011. Higher sales volume in Q1 2012 resulted in higher earnings at Imaging Systems and Patient Care & Clinical Informatics. Excluding restructuring and acquisition-related charges, EBITA grew by 19% to EUR 234 million, or 10.6% of sales, compared to EUR 197 million, or 10.0% of sales, in Q1 2011.

•	Net operating capital decreased by EUR 495 million to EUR 8.0 billion, mainly due to the goodwill impairment taken in Q2 2011.

•

Compared to Q1 2011, the number of employees increased by 1,259, largely driven by increased investments in our sales and service channels, as well as an increase in industrial employees related to the continuing build-up of our industrial infrastructure in low-cost countries.

Miscellaneous

•	Restructuring and acquisition-related charges in Q2 2012 are expected to total approximately EUR 5 million.

Q1 2012 Quarterly report        9

Consumer Lifestyle*

*	Excluding Television

Key data

in millions of euros unless otherwise stated

	Q1	Q1
	2011	2012
Sales	1,249	1,286
Sales growth
% nominal	9	3
% comparable	4	(1)
EBITA	79	259
as a % of sales	6.3	20.1
EBIT	64	241
as a % of sales	5.1	18.7
Net operating capital (NOC)	1,476	1,203
Number of employees (FTEs)	14,423	18,742

Sales

in millions of euros

EBITA

Business highlights

•

Philips and Sara Lee extended their exclusive partnership until 2020, to drive long-term growth in the coffee market with Senseo. Under the terms of the agreement, Philips transferred its 50% ownership right to the Senseo trademark to Sara Lee.

•	Philips strengthened its market share leadership in home air purifiers in China. Rapid urbanization and development is driving concerns about air quality, resulting in significant market growth.

•

Philips affirmed its leadership in oral healthcare in two of the category’s largest markets, with record market share growth in rechargeable toothbrushes in Japan and a significant strengthening of its leadership position in the US. Strong growth was seen in sales of the new Sonicare AirFloss.

•

Philips PerfectCare, an innovative iron that uses a new steam technology, is now the world’s best-selling steam iron. The appliance has also been voted ‘Product of the Year’ in Germany by the world’s largest consumer- voted award for product innovation.

•

The Philips Lumea Precision, which uses intense pulsed light to prevent hair regrowth, has won the Dutch ‘Beauty Astir Award’ for Best Body Product, having been hailed by some jury members as “the best beauty invention of the century”.

Financial performance

•

Sales increased 3% nominally year-on-year. On a comparable basis, sales decreased 1 % as strong double- digit growth at Health & Wellness and mid-single-digit growth at Domestic Appliances and Personal Care were largely offset by declines at Lifestyle Entertainment. On aggregate, the above-mentioned growth businesses’ comparable sales increased by 7% year-on-year.

•	Regionally, double-digit growth in China and India and mid-single-digit growth in North America were more than offset by a decline in Western Europe.

•	EBITA included EUR 14 million of net costs formerly reported as part of the Television business in Consumer Lifestyle (EUR 20 million in Q1 2011).

10        Q1 2012 Quarterly report

•

EBITA was EUR 180 million higher compared to Q1 2011, reflecting the EUR 160 million gain from the Senseo transaction, higher earnings at Health & Wellness, and lower stranded costs from the Television business. Excluding restructuring and acquisition-related charges of EUR 13 million in both Q1 2011 and Q1 2012 and the gain on the Senseo transaction, EBITA increased from 7.4% to 8.7%.

•	Net operating capital decreased by EUR 273 million, impacted mainly by the Television business deal.

•	Compared to Q1 2011, the number of employees increased by 4,319, largely due to the acquisitions of Preethi and Povos.

Miscellaneous

•	Restructuring and acquisition-related charges in Q2 2012 are expected to total approximately EUR 15 million.

Q1 2012 Quarterly report        11

Lighting

Key data

in millions of euros unless otherwise stated

	Q1	Q1
	2011	2012
Sales	1,903	2,015
Sales growth
% nominal	5	6
% comparable	6	2
EBITA	193	61
as a % of sales	10.1	3.0
EBIT	152	17
as a % of sales	8.0	0.8
Net operating capital (NOC)	5,580	5,060
Number of employees (FTEs)	54,856	53,169

Sales

in millions of euros

EBITA

Business highlights

•

Philips and Ecophon, a leader in sound-absorbing ceilings, have jointly developed Soundlight Comfort, an energy-efficient acoustic ceiling panel with integrated LED lighting from Philips, which reduces ceiling clutter in the office.

•

In Italy, Philips is to install 30,000 LED road lighting solutions this year. This is a turnkey project with a five-year maintenance contract, upgrading the lighting for energy efficiency and low maintenance.

•

Philips partnered with lighting designer Régis Clouzet and installation specialist Vinci Energies Citéos to deliver an innovative and sustainable LED lighting solution for the Montparnasse Tower in Paris.

•	In growth market Turkey, Philips is to install MASTER LED lamps in 485 DiaSA supermarkets and will deliver CDM-T Elite lamps to LC Waikiki Fashion Store Chain for its 100 new stores.

•	External recognition for Philips Consumer Luminaires, which received nine iF and six red dot awards, mainly for its LED-based products.

Financial performance

•

Comparable sales were 2% higher year-on-year, as mid- single-digit sales growth in all other businesses was partly offset by a sales decrease at Lumileds. High- single-digit sales growth was delivered in growth geographies.

•	LED-based sales grew 22% compared to Q1 2011, and now represent 16% of total Lighting sales.

•

EBITA, excluding restructuring and acquisition-related charges and a loss on the sale of assets of EUR 49 million in total (Q1 2011: EUR 5 million), was EUR 110 million, or 5.5% of sales (Q1 2011: EUR 198 million, or 10.4% of sales).

•

The year-on-year EBITA decrease was mainly attributable to an increase in raw material prices during 2011 and operational performance issues at Lumileds and Consumer Luminaires. In addition, increased restructuring and acquisition-related charges of EUR 24 million (Q1 2011: EUR 5 million) and a EUR 25 million loss on the sale of assets impacted EBITA.

•

Net operating capital decreased by EUR 520 million to EUR 5,060 million, driven by a combination of goodwill and intangible asset write-downs in 2011 totaling EUR 660 million, currency impact, the consolidation of Indal in Q1 2012, and improved working capital management.

12        Q1 2012 Quarterly report

Miscellaneous

•	Restructuring and acquisition-related charges in Q2 2012 are expected to total approximately EUR 40 million.

Q1 2012 Quarterly report        13

Innovation, Group & Services*

*	As of Q1 2012 “Group Management & Services” has been renamed “Innovation, Group & Services”

Key data

in millions of euros unless otherwise stated

	Q1		Q1
	2011		2012
Sales	134		98
Sales growth
% nominal	(35)		(27)
% comparable	(29)		(5)
EBITA Group Innovation	(20)		(29)
EBITA IP Royalties	50		45
EBITA Group and Regional Costs	(30)		(31)
EBITA Accelerate! investments	—		(26)
EBITA Pensions	(14)		6
EBITA Service Units and Other	(19)		42

EBITA	(33)		7
EBIT	(35)		5
Net operating capital (NOC)	(2,936	)1)	(3,624)
Number of employees (FTEs)	12,213		12,146

1)	Revised to reflect a property, plant and equipment reclassification to assets classified as held for sale

Sales

in millions of euros

EBITA

in millions of euros

Business highlights

•

Philips sold the real estate assets of the High Tech Campus in Eindhoven, Netherlands, to a Dutch consortium of private investors. The transaction generated proceeds of EUR 425 million. The gain from the transaction, after deducting expenses related to other real estate efficiency measures, will be EUR 65 million; EUR 37 million of that amount is reported under EBITA in Q1 2012, and the remainder is deferred to future periods.

•

Philips Research and Eindhoven University of Technology (TU/e) will share facilities and intensify research activities in medical imaging. In the second half of 2012, 45 researchers and research equipment from the TU/e will move to the Philips Research facilities at the High Tech Campus in Eindhoven.

•

Philips received a record-breaking 31 iF awards 2012 in Munich, across the different design categories. In addition, Philips was honored with a Gold iF design award for its Lirio consumer lighting range.

•

In order to promote long-term European cooperation and research on health and well-being, research institutes Fraunhofer (Germany), Inria (France) and Philips have created a joint virtual research laboratory: the Lifestyle Research Association (LIRA). The 10- year partnership will drive innovation in the areas of skincare, sleep and controlling stress.

Financial performance

•	Sales decreased from EUR 134 million in Q1 2011 to EUR 98 million in Q1 2012, mainly due to the divestment of Assembléon.

•	EBITA showed a net profit of EUR 7 million, an increase of EUR 40 million year-on-year.

•	Group Innovation EBITA was EUR 9 million lower than in Q1 2011, attributable to new innovation initiatives.

•

In Service Units and Other, EBITA included a gain of EUR 37 million related to the sale of the High Tech Campus in Q1 2012, and was impacted by lower service unit costs attributable to the seasonality of IT spend. In Q1 2011, EBITA was negatively impacted by EUR 11 million of costs related to the disposal of Assembléon.

•	Net operating capital decreased EUR 688 million, mainly due to pensions, financial hedging instruments held at corporate level, and lower tangible fixed assets.

14        Q1 2012 Quarterly report

Miscellaneous

•	Restructuring charges in Q2 2012 are expected to total approximately EUR 55 million.

Q1 2012 Quarterly report        15

Additional information on the Television business

in millions of euros unless otherwise stated

	Q1	Q1
	2011	2012
Television EBITA	(106)	(73)

Former Television net costs allocated to Consumer Lifestyle	20	14
Former Television net costs allocated to Innovation, Group & Services	12	11

Eliminated amortization other Television intangibles	(1)	—

Deal-related costs	—	(8)

EBIT discontinued operations	(75)	(56)

Financial income and expenses	(1)	(1)
Income taxes	(16)	24

Net income (loss) of discontinued operations	(92)	(33)

Number of employees (FTEs)	3,560	—
•

In conjunction with the announcement of the Television joint venture with TPV, the results of the Television business to be carved out are reported under Discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows. Consequently, Television sales are no longer reported in the Consumer Lifestyle and Group operational financials. Prior-period comparative figures have been restated accordingly.

•

Group net income includes an after-tax loss of EUR 33 million pertaining to the Television business, which includes EUR 8 million of costs related to disentanglement cost and value adjustments to assets.

•

The EBITA of the Television business was a loss of EUR 73 million for the quarter, compared to a loss of EUR 106 million in Q1 2011. Excluding stranded costs of EUR 25 million, restructuring costs of EUR 10 million, and Property, Plant and Equipment-related charges of EUR 12 million due to discontinued operations, the operational results of the Television business on a stand-alone basis amounted to a loss of EUR 26 million. This represents an improvement on the loss of EUR 73 million in Q1 2011, which excludes EUR 32 million of stranded costs and EUR 1 million of restructuring costs.

•

The applicable net operating capital of the Television business which is to be transferred to the partnership is reported under Assets and Liabilities classified as held for sale in the Consolidated balance sheets as of the end of Q1 2011. The above-mentioned net operating capital was divested at the end of Q1 2012.

•

The EBITA of Consumer Lifestyle includes EUR 14 million of net costs formerly reported under the Television business, and the EBITA of Innovation, Group & Services includes EUR 11 million of net costs formerly reported as part of the Television business.

16        Q1 2012 Quarterly report

Forward-looking statements

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, developments within the euro zone, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2011.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2011.

Use of fair-value measurements

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices do not exist, we estimated the fair values using appropriate valuation models, and when observable market data are not available, we used unobservable inputs. They require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our 2011 financial statements. Independent valuations may have been obtained to support management’s determination of fair values.

All amounts in millions of euro’s unless otherwise stated; data included are unaudited. Financial reporting is in accordance with IFRS, unless otherwise stated.

Q1 2012 Quarterly report        17

Consolidated statements of income

in millions of euros unless otherwise stated

	January to March
	2011	2012
Sales	5,257	5,608
Cost of sales	(3,145)	(3,494)

Gross margin	2,112	2,114

Selling expenses	(1,207)	(1,225)
General and administrative expenses	(209)	(188)
Research and development expenses	(390)	(443)
Other business income	21	215
Other business expenses	(8)	(35)

Income from operations	319	438

Financial income	91	37
Financial expenses	(93)	(91)

Income before taxes	317	384

Income tax expense	(93)	(96)

Income after taxes	224	288

Results relating to investments in associates	6	(6)

Net income from continuing operations	230	282

Discontinued operations - net of income tax	(92)	(33)

Net income	138	249

Attribution of net income for the period
Net income attributable to shareholders	137	248
Net income attributable to non-controlling interests	1	1

Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	947,536	922,940
- diluted	958,321	926,952

Net income attributable to shareholders per common share in euros:
- basic	0.14	0.27
- diluted	0.14	0.27

Ratios
Gross margin as a % of sales	40.2	37.7
Selling expenses as a % of sales	(23.0)	(21.8)
G&A expenses as a % of sales	(4.0)	(3.4)
R&D expenses as a % of sales	(7.4)	(7.9)

EBIT	319	438
as a % of sales	6.1	7.8

EBITA	438	552
as a % of sales	8.3	9.8

18        Q1 2012 Quarterly report

Consolidated balance sheets

in millions of euros unless otherwise stated

	April 3,	December 31,	April 1,
	2011	2011	2012
Non-current assets:
Property, plant and equipment	2,878	3,014	2,947
Goodwill	7,650	7,016	6,856
Intangible assets excluding goodwill	3,899	3,996	3,942
Non-current receivables	82	127	127
Investments in associates	170	203	199
Other non-current financial assets	380	346	579
Deferred tax assets	1,306	1,713	1,721
Other non-current assets	132	71	66

Total non-current assets	16,497	16,486	16,437

Current assets:
Inventories - net	3,545	3,625	3,819
Other current financial assets	4	—	—
Other current assets	361	351	411
Derivative financial assets	122	229	129
Income tax receivable	76	162	155
Receivables	3,905	4,415	4,379
Assets classified as held for sale	695	551	80
Cash and cash equivalents	4,772	3,147	4,225

Total current assets	13,480	12,480	13,198

Total assets	29,977	28,966	29,635

Shareholders’ equity	14,082	12,355	12,254
Non-controlling interests	45	34	33

Group equity	14,127	12,389	12,287

Non-current liabilities:
Long-term debt	2,675	3,278	3,975
Long-term provisions	1,702	1,880	1,890
Deferred tax liabilities	75	77	131
Other non-current liabilities	1,658	1,999	1,934

Total non-current liabilities	6,110	7,234	7,930

Current liabilities:
Short-term debt	1,660	582	1,037
Derivative financial liabilities	377	744	528
Income tax payable	228	191	174
Accounts and notes payable	2,368	3,346	3,327
Accrued liabilities	2,439	3,026	2,896
Short-term provisions	569	759	610
Dividend declared	711	—	—
Liabilities directly associated with assets held for sale	733	61	52
Other current liabilities	655	634	794

Total current liabilities	9,740	9,343	9,418

Total liabilities and group equity	29,977	28,966	29,635

Q1 2012 Quarterly report        19

	April 3,		December 31,	April 1,
	2011		2011	2012
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	947,384		926,095	915,926

Ratios
Shareholders’ equity per common share in euros	14.86		13.34	13.38
Inventories as a % of sales	15.7		16.1	16.7
Net debt : group equity	(3):103		5:95	6:94
Net operating capital	12,654		10,427	10,678

Employees at end of period	121,744	1)	125,241	122,008
of which discontinued operations	3,560		3,353	—

1)	Adjusted to reflect a change of employees reported in the Healthcare sector

20        Q1 2012 Quarterly report

Consolidated statements of cash flows

in millions of euros

	January to March
	2011	2012
Cash flows from operating activities:
Net income	138	249
Loss from discontinued operations	92	33
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	320	344
Net gain on sale of assets	(55)	(183)
(Income) loss from investments in associates	(6)	3
Dividends received from investments in associates	16	—
Increase in working capital:	(850)	(50)
Decrease in receivables and other current assets	74	225
Increase in inventories	(198)	(220)
Decrease in accounts payable, accrued and other liabilities	(726)	(55)
Increase in non-current receivables, other assets and other liabilities	(130)	(151)
(Decrease) increase in provisions	(47)	23
Other items	29	68

Net cash provided by (used for) operating activities	(493)	336

Cash flows from investing activities:
Purchase of intangible assets	(48)	(19)
Proceeds from sale of intangible assets	—	160
Expenditures on development assets	(50)	(64)
Capital expenditures on property, plant and equipment	(161)	(159)
Proceeds from disposals of property, plant and equipment	35	388
Cash from (to) derivatives and securities	18	(24)
Purchase of other non-current financial assets	(6)	(152)
Proceeds from other non-current financial assets	87	—
Purchase of businesses, net of cash acquired	(58)	(241)
Proceeds from sale of interests in businesses, net of cash disposed of	4	11

Net cash used for investing activities	(179)	(100)

Cash flows from financing activities:
Proceeds from issuance of short-term debt	118	41
Principal payments on long-term debt	(285)	(24)
Proceeds from issuance of long-term debt	24	1,137
Treasury shares transactions	17	(154)

Net cash provided by (used for) financing activities	(126)	1,000

Net cash provided by (used for) continuing operations	(798)	1,236

Cash flow from discontinued operations:
Net cash provided by (used for) operating activities	(201)	28
Net cash used for investing activities	(26)	(148)

Net cash used for discontinued operations	(227)	(120)

Net cash provided by (used for) continuing and discontinued operations	(1,025)	1,116
Effect of change in exchange rates on cash and cash equivalents	(36)	(38)
Cash and cash equivalents at the beginning of the period	5,833	3,147

Cash and cash equivalents at the end of the period	4,772	4,225

Q1 2012 Quarterly report        21

	January to March
	2011	2012
Ratio
Cash flows before financing activities	(672)	236

Net cash paid during the period for
Pensions	(233)	(194)
Interest	(78)	(76)
Income taxes	(185)	(81)

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

22        Q1 2012 Quarterly report

Consolidated statement of changes in equity

in millions of euros

	other reserves
	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	unrealized gain (loss) on available- for- sale financial assets	changes in fair value of cash flow hedges	total	treasury shares at cost	total shareholders’ equity	non-controlling interests	total equity
January-March 2012

Balance as of December 31, 2011	202	813	12,917	70	7	45	(9)	43	(1,690)	12,355	34	12,389

Net income			248							248	1	249
Net current-period change			(64)	(4)	(154)	2	12	(140)		(208)		(208)
Reclassifications into income			—		(1)	—	(2)	(3)		(3)		(3)

Total comprehensive income			184	(4)	(155)	2	10	(143)		37	1	38

Movement non-controlling interest			—							—	(2)	(2)
Purchase of treasury shares			—						(164)	(164)		(164)
Re-issuance of treasury shares		—	(1)						8	7		7
Share-based compensation plans		19								19		19
Income tax share-based compensation plans		—								—		—

	—	19	(1)						(156)	(138)	(2)	(140)

Balance as of April 1, 2012	202	832	13,100	66	(148)	47	1	(100)	(1,846)	12,254	33	12,287

Q1 2012 Quarterly report        23

Sectors

in millions of euros unless otherwise stated

Sales and income (loss) from operations

	January to March
		2011			2012
	sales	income from operations		sales	income from operations
		amount	as a % of sales		amount	as a % of sales
Healthcare	1,971	138	7.0	2,209	175	7.9
Consumer Lifestyle	1,249	64	5.1	1,286	241	18.7
Lighting	1,903	152	8.0	2,015	17	0.8
Innovation, Group & Services	134	(35)	—	98	5	—

	5,257	319	6.1	5,608	438	7.8

24        Q1 2012 Quarterly report

Sectors and main countries

in millions of euros

Sales and total assets

	sales		total assets
	January to March
	2011	2012	2011	April 1, 2012
Healthcare	1,971	2,209	11,281	11,264
Consumer Lifestyle	1,249	1,286	3,033	3,611
Lighting	1,903	2,015	7,221	6,872
Innovation, Group & Services	134	98	7,747	7,808

	5,257	5,608	29,282	29,555
Assets classified as held for sale			695	80

			29,977	29,635

Sales and tangible and intangible assets

	sales		tangible and intangible assets1)
	January to March		April 3,	April 1,
	20112)	2012	20112)	2012
Netherlands	169	154	934	841
United States	1,507	1,616	9,096	8,209
China	478	594	750	1,092
Germany	344	335	277	249
Japan	229	307	527	562
France	240	239	108	96
India	150	183	77	157
Other countries	2,140	2,180	2,658	2,539

	5,257	5,608	14,427	13,745

1)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill
2)	Revised to reflect an adjusted country allocation

Q1 2012 Quarterly report        25

Pension costs

in millions of euros

Specification of pension costs

	January to March
	2011			2012
	Netherlands	other	total	Netherlands	other	total
Costs of defined-benefit plans (pensions)
Service cost	32	19	51	43	21	64
Interest cost on the defined-benefit obligation	139	102	241	128	95	223
Expected return on plan assets	(178)	(97)	(275)	(185)	(106)	(291)
Prior service cost	—	—	—	—	—	—

Net periodic cost (income)	(7)	24	17	(14)	10	(4)
of which discontinued operations	1	—	1	—	1	1

Costs of defined-contribution plans	2	33	35	3	37	40
of which discontinued operations	—	1	1	1	1	2

Costs of defined-benefit plans (retiree medical)
Service cost	—	—	—	—	1	1
Interest cost on the defined-benefit obligation	—	5	5	—	3	3
Prior service cost	—	(1)	(1)	—	(1)	(1)

Net periodic cost	—	4	4	—	3	3

26        Q1 2012 Quarterly report

Reconciliation of non-GAAP performance measures

in millions of euros unless otherwise stated

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable IFRS performance measure is made.

Sales growth composition in%

	1st quarter
	comparable growth	currency effects	consolidation changes	nominal growth
2012 versus 2011
Healthcare	8.6	3.5	—	12.1
Consumer Lifestyle	(0.6)	1.6	2.0	3.0
Lighting	2.2	1.9	1.8	5.9
Innovation, Group & Services	(4.9)	0.4	(22.4)	(26.9)

Philips Group	3.9	2.3	0.5	6.7

EBITA (or Adjusted income from operations) to Income from operations (or EBIT)

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	IG&S
January to March 2012
EBITA (or Adjusted income from operations)	552	225	259	61	7
Amortization of intangibles1)	(114)	(50)	(18)	(44)	(2)

Income from operations (or EBIT)	438	175	241	17	5

January to March 2011
EBITA (or Adjusted income from operations)	438	199	79	193	(33)
Amortization of intangibles1)	(119)	(61)	(15)	(41)	(2)

Income from operations (or EBIT)	319	138	64	152	(35)

1)	Excluding amortization of software and product development

Composition of net debt to group equity

	April 3,	April 1,
	2011	2012
Long-term debt	2,675	3,975
Short-term debt	1,660	1,037

Total debt	4,335	5,012
Cash and cash equivalents	4,772	4,225

Net debt (cash) (total debt less cash and cash equivalents)	(437)	787

Shareholders’ equity	14,082	12,254
Non-controlling interests	45	33

Group equity	14,127	12,287

Net debt and group equity	13,690	13,074

Net debt divided by net debt and group equity (in %)	(3)	6
Group equity divided by net debt and group equity (in %)	103	94

Q1 2012 Quarterly report        27

Reconciliation of non-GAAP performance measures (continued)

in millions of euros

Net operating capital to total assets

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	IG&S
April 1, 2012
Net operating capital (NOC)	10,678	8,039	1,203	5,060	(3,624)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,653	2,761	1,974	1,456	3,462
- intercompany accounts	—	83	56	87	(226)
- provisions	2,500	294	378	245	1,583
Include assets not comprised in NOC:
- investments in associates	199	87	—	24	88
- other non-current financial assets	579	—	—	—	579
- deferred tax assets	1,721	—	—	—	1,721
- cash and cash equivalents	4,225	—	—	—	4,225

	29,555	11,264	3,611	6,872	7,808
Assets classified as held for sale	80

Total assets	29,635

April 3, 2011
Net operating capital (NOC)	12,654	8,534	1,476	5,580	(2,936)
Exclude liabilities comprised in NOC:
- payables/liabilities	7,725	2,340	1,126	1,305	2,954
- intercompany accounts	—	60	103	79	(242)
- provisions	2,271	270	328	237	1,436
Include assets not comprised in NOC:
- investments in associates	170	77	—	20	73
- other current financial assets	4	—	—	—	4
- other non-current financial assets	380	—	—	—	380
- deferred tax assets	1,306	—	—	—	1,306
- cash and cash equivalents	4,772	—	—	—	4,772
	29,282	11,281	3,033	7,221	7,747

Assets classified as held for sale	695

Total assets	29,977

28        Q1 2012 Quarterly report

Reconciliation of non-GAAP performance measures (continued)

in millions of euros

Composition of cash flows

	January to March
	2011	2012
Cash flows provided by (used for) operating activities	(493)	336
Cash flows used for investing activities	(179)	(100)

Cash flows before financing activities	(672)	236

Cash flows provided by (used for) operating activities	(493)	336
Net capital expenditures:	(224)	306

Purchase of intangible assets	(48)	(19)
Proceeds from sale of intangible assets	—	160
Expenditures on development assets	(50)	(64)
Capital expenditures on property, plant and equipment	(161)	(159)
Proceeds from sale of property, plant and equipment	35	388

Free cash flows	(717)	642

Q1 2012 Quarterly report        29

Philips quarterly statistics

all amounts in millions of euros unless otherwise stated

	2011				2012
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	5,257	5,216	5,394	6,712	5,608
% increase	6	(2)	(1)	3	7

EBITA	438	371	368	503	552
as a % of sales	8.3	7.1	6.8	7.5	9.8

EBIT	319	(1,123)	273	262	438
as a % of sales	6.1	(21.5)	5.1	3.9	7.8

Net income (loss)	138	(1,345)	76	(160)	249

Net income (loss) - shareholders per common share in euros - basic	0.14	(1.39)	0.08	(0.17)	0.27

	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December
Sales	5,257	10,473	15,867	22,579	5,608
% increase	6	1	0	1	7

EBITA	438	809	1,177	1,680	552
as a % of sales	8.3	7.7	7.4	7.4	9.8

EBIT	319	(804)	(531)	(269)	438
as a % of sales	6.1	(7.7)	(3.3)	(1.2)	7.8

Net income (loss)	138	(1,207)	(1,131)	(1,291)	249

Net income (loss) - shareholders per common share in euros - basic	0.14	(1.26)	(1.18)	(1.36)	0.27

Net income (loss) from continuing operations as a % of shareholders’ equity	6.6	(14.8)	(8.8)	(5.7)	8.9

	period ended 2011				period ended 2012
Inventories as a % of sales	15.7	16.8	18.2	16.1	16.7

Net debt : group equity ratio	(3):103	1:99	8:92	5:95	6:94

Total employees (in thousands)	122	125	125	125	122
of which discontinued operations	4	4	4	3	—

Information also available on Internet, address: www.philips.com/investorrelations

30        Q1 2012 Quarterly report

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